Exhibit 99.1

NQ Mobile Inc. Announces First Quarter 2013 Results

Record Net Revenues of $33.2 million, Up 108.0% Year-over-Year

Income from Operations was $2.3 million, Up 74.5% Year-over-Year

Non-GAAP Income from Operations1 was $10.0 million, Up 77.9% Year-over-Year

Net Income Attributable to NQ Mobile was $2.9 million, Up 34.2% Year-over-Year

GAAP Fully Diluted Earnings per ADS2 of $0.05

Non-GAAP Net Income Attributable to NQ Mobile3 was $10.5 million, Up 64.0% Year-over-Year

Non-GAAP Fully Diluted Earnings per ADS4 of $0.19

BEIJING and DALLAS, May 15, 2013 – NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•	Net revenues increased 108.0% year-over-year to $33.2 million.

•	Income from operations, or operating income, increased 74.5% year-over-year to $2.3 million.

•	Non-GAAP operating income[5] increased 77.9% year-over-year to $10.0 million.

•	Net income attributable to NQ Mobile increased 34.2% year-over-year to $2.9 million.

•	Non-GAAP net income[6] increased 64.0% year-over-year to $10.5 million.

•

GAAP fully diluted Earnings per ADS was $0.05 and non-GAAP fully diluted Earnings per ADS was $0.19. Diluted weighted average number of ADSs outstanding increased to 56.4 million in the first quarter of 2013 from 53.5 million in the previous quarter.

•

Net cash flow generated from operations was $4.4 million in the first quarter of 2013, compared with $6.8 million in the corresponding period of 2012. Cash and cash equivalents and term deposits together amounted to $121.9 million as of March 31, 2013.

•	Deferred revenue was $14.4 million at the end of first quarter of 2013, up 18.0% from $12.2 million at the end of the fourth quarter of 2012.

The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Measure Reconciliations” and “Non-GAAP Financial Measures.”

First Quarter 2013 Operating Metrics

•

Cumulative registered user accounts were 326.6 million as of March 31, 2013, compared with 172.0 million as of March 31, 2012 and 283.4 million as of December 31, 2012. Including 76.9 million registered user accounts for Beijing Feiliu Jiutian Technology Co., Ltd (“Feiliu”), NQ Mobile had total registered user accounts of 403.5 million as of March 31, 2013.

1 Non-GAAP income from operations is a non-GAAP financial measure, defined as income from operations excluding share-based compensation expenses.

2 “ADS” is American Depositary Share. Each ADS represents five Class A common shares of NQ Mobile.

3 Non-GAAP net income attributable to NQ Mobile is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.

4 Non-GAAP fully diluted earnings per ADS is a non-GAAP financial measure, defined as non-GAAP net income attributable to common shareholders divided by the weighted average number of diluted ADSs.

5 Non-GAAP operating income is a non-GAAP financial measure, defined as income from operations excluding share-based compensation expenses.

6 Non-GAAP net income is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.

•

Average monthly active user accounts for the quarter ended March 31, 2013 were 111.1 million, compared with 60.1 million for the corresponding period of 2012 and 97.7 million for the quarter ended December 31, 2012. Including Feiliu’s 13.7 million average monthly active user accounts, NQ Mobile had total average monthly active user accounts of 124.8 million for the quarter ended March 31, 2013.

•

Average monthly paying user accounts for the quarter ended March 31, 2013 were 9.2 million, compared with 6.5 million for the corresponding period of 2012 and 8.9 million for the quarter ended December 31, 2012.

•

Feiliu operated and distributed a total of 14 games on iOS and 36 games on Android platforms as of March 31, 2013. In the first quarter of 2013, Feiliu had 8 games ranked among the Top 100 grossing applications, of which 3 ranked among the Top 30 on Apple’s iTunes app store in China. Average Daily Active Users (DAU) for Feiliu’s games reached 68,810 in the first quarter of 2013.

•	Beijing NationSky Network Technology Co., Ltd, Inc. (“NationSky”) had over 1,250 enterprise customers as of March 31, 2013.

(In millions)	As of Mar.31, 2013	As of Mar.31, 2012	As of Dec. 31, 2012
Cumulative registered user accounts	326.6	172.0	283.4
China	186.4	105.2	164.0
Overseas	140.2	66.8	119.4
Feiliu cumulative registered user accounts	76.9	—	67.4
Total cumulative registered user accounts	403.5	172.0	350.8

	Three months ended Mar. 31, 2013	Three months ended Mar. 31, 2012	Three months ended Dec 31, 2012
Average monthly active user accounts	111.1	60.1	97.7
China	62.5	36.4	56.9
Overseas	48.6	23.7	40.8
Feiliu average monthly active user accounts	13.7	—	12.5
Total average monthly active user accounts	124.8	60.1	110.2
Average monthly paying user accounts	9.2	6.5	8.9
China	6.0	4.6	5.9
Overseas	3.2	1.9	3.0

“I am pleased to report that we started 2013 with a solid first quarter. We again achieved record revenue and began to realize the significant growth potential and synergy from the acquisition of NationSky and Feiliu,” commented Dr. Henry Lin, Chairman and Co-Chief Executive Officer of NQ Mobile. “NationSky achieved an outstanding quarter and improved its margin significantly by growing its software and services business. Feiliu also launched two self-developed mobile games, Dragon’s Summon and Wulin MengZhu, which have become a great success on the iOS platform in China. In 2013, we will continue our evolution to become a leading mobile Internet platform company by focusing on broadening our service offerings, diversifying our revenue streams and creating synergies among different lines of our businesses, particularly in the China market.”

“In the first quarter, our consumer mobile security business in the international markets continued its strong growth and accounted for approximately 56% of the total consumer mobile security revenues. Furthermore, our investment in the international markets has started to pay off as we have begun to see upward trends in operating margins,” added Omar Khan, Co-Chief Executive Officer of NQ Mobile. “As we continue our strong momentum of international growth through the continued expansion of our retail presence and initiating operations of key carrier partnerships in North and Latin America, we are confident that our international business will further drive and sustain our long term growth.”

First Quarter 2013 Results

Revenues

Net revenues in the first quarter of 2013 were $33.2 million, up 108.0% year-over-year and 10.7% sequentially.

Consumer Mobile Security revenues increased 50.7% year-over-year and 6.6% sequentially to $20.9 million in the first quarter of 2013. The increases were primarily due to the growth in the number of paying user accounts, which reflected growth in the number of NQ Mobile’s registered and active user accounts, as well as an increased use of NQ Mobile’s premium services, particularly among its overseas paying user accounts, which generally pay a higher subscription rate. Revenue contribution from overseas users accounted for 55.5% of Consumer Mobile Security revenues in the first quarter of 2013, compared with 50.8% in the first quarter of 2012 and 53.7% in the fourth quarter of 2012.

Enterprise Mobility revenues decreased 8.4% sequentially to $6.1 million in the first quarter of 2013 mainly due to seasonality of the NationSky business, which typically records the lowest revenue in the first quarter of a fiscal year. Out of the total $6.1 million revenue from NationSky in the first quarter of 2013, $4.1 million, or 67.2% was from hardware sales, compared with $5.0 million, or 74.8% of the total $6.7 million in the previous quarter.

Mobile Games and Advertising revenues were $2.9 million for the first quarter of 2013, up 338.0% from $0.7 million recorded in December 2012. The robust growth was due to the launch of new mobile games in the first quarter of 2013, as well as the consolidation of the full three months results in the first quarter of 2013 instead of just one month of December in the previous quarter.

Other revenues in the first quarter of 2013 were $3.3 million, up 57.2% year-over-year and 7.3% sequentially, primarily due to the growth in revenues from secured download and delivery services for mobile applications produced by third parties.

Cost of Revenues

Cost of revenues in the first quarter of 2013 was $10.5 million, up 205.8% year-over-year and 8.2% sequentially. The year-over-year increase was primarily due to the impact from NationSky and Feiliu acquisitions in 2012, increased customer acquisition cost to drive user growth, amortization of intangible assets resulted from Feiliu acquisition and higher staff cost from salary and headcount increases. The sequential increase was primarily due to increased customer acquisition costs, amortization of intangible assets resulted from Feiliu acquisition, and higher staff cost, partially offset by the decrease of hardware procurement cost for NationSky’s Enterprise Mobility business. The total hardware procurement costs for NationSky were $3.8 million in the first quarter of 2013.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2013 was $22.8 million, up 81.4% year-over-year and 11.9% sequentially. Gross margin, or gross profit as a percentage of net revenues, was 68.5% in the first quarter of 2013, compared with 78.6% in the same quarter a year ago and 67.8% in the previous quarter. Excluding the impact from NationSky, gross margin was 76.3% in the first quarter of 2013, compared with 79.5% in the previous quarter. NationSky’s gross margin in the first quarter of 2013 was approximately 33.9%, compared with 26.8% in the previous quarter, and the cost of revenues for NationSky primarily consists of the hardware procurement cost.

Operating Expenses

Total operating expenses in the first quarter of 2013 were $20.4 million, up 82.2% year-over-year and 2.4% sequentially. Non-GAAP operating expenses were $12.9 million in the first quarter of 2013, up 84.4% year-over-year and 3.0% sequentially.

Selling and marketing expenses were $5.1 million in the first quarter of 2013, up 58.4% year-over-year and 5.6% sequentially. The year-over-year increase was primarily due to higher staff costs as a result of the increased headcounts from Feiliu and NationSky acquisitions, higher share-based compensation expenses, higher office related expenses and higher marketing and advertising spending. The sequential increase was primarily due to the higher share-based compensation expenses and higher office related expenses partially offset by lower marketing and advertising spending in the first quarter of 2013. Non-GAAP selling and marketing expenses were $4.2 million in the first quarter of 2013, up 50.6% year-over-year and down 0.3% sequentially. The year-over-year increase was mainly due to higher staff costs as a result of the increased headcounts from Feiliu and NationSky acquisitions, higher office related expenses and higher marketing and advertising spending while the sequential decrease was primarily due to lower marketing and advertising spending partially offset by higher office related expenses.

General and administrative expenses were $11.8 million in the first quarter of 2013, up 80.6% year-over-year and almost unchanged sequentially. Non-GAAP general and administrative expenses were 5.8 million in the first quarter of 2013, up 96.7% year-over-year and 5.2% sequentially. The year-over-year increase was mainly due to higher share-based compensation expenses, higher legal and professional fees, and higher bad debt expenses. The sequential increase for non-GAAP general and administrative expenses was primarily due to higher legal and professional fees and higher bad debt expenses, partially offset by lower staff costs.

Research and development expenses were $3.6 million in the first quarter of 2013, up 140.4% year-over-year and 5.2% sequentially. Non-GAAP research and development expenses were $2.9 million in the first quarter of 2013, up 128.9% year-over-year and 3.5% sequentially. The year-over-year increase was primarily due to higher staff costs, higher share-based compensation expenses and higher office related expenses. The sequential increase was primarily due to higher share-based compensation expenses and higher consulting service cost partially offset by lower staff costs.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2013 was $2.3 million, up 74.5% year-over-year and 485.5% sequentially. Operating margin, or income from operations as a percentage of net revenues, was 7.0% in the first quarter of 2013, compared with 8.4% in the same quarter a year ago and 1.3% in the previous quarter.

Non-GAAP operating income was $10.0 million in the first quarter of 2013, up 77.9% year-over-year and 26.7% sequentially. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 29.9% in the first quarter of 2013, compared with 35.0% in the same quarter a year ago and 26.2% in the previous quarter. Excluding the impact from NationSky, non-GAAP operating margin was 33.4% in the first quarter of 2013, compared with 30.7% in the previous quarter. Operating margin for NationSky was about 14.8% in the first quarter of 2013, compared with 10.3% in the previous quarter.

Foreign Exchange Gain/(Loss), Interest Income and Other Income

Foreign exchange gain was $0.1 million in the first quarter of 2013, compared with a loss of $0.06 million in the same quarter a year ago and a gain of $0.7 million in the previous quarter. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$. Interest income was $0.8 million in the first quarter of 2013, compared with $0.7 million in the same quarter a year ago and $0.9 million in the previous quarter. Interest income was primarily due to the term deposit position.

Income Tax

Income tax expenses were $0.3 million and the effective tax rate was 9.3% in the first quarter of 2013, compared with an income tax expense of $0.07 million in the same quarter a year ago and an income tax benefit of $0.07 million in the previous quarter. The increase in effective tax rate was primarily due to the expiration of the preferential tax treatment enjoyed by certain subsidiaries of the Company.

Net Income

Net income attributable to NQ Mobile was $2.9 million in the first quarter of 2013, compared with $2.1 million in the same quarter a year ago and $4.9 million in the previous quarter. Non-GAAP net income attributable to NQ Mobile was $10.5 million in the first quarter of 2013, compared with $6.4 million in the first quarter of 2012 and $12.3 million in the fourth quarter of 2012. The sequential declines were due to the one-time gain of $2.9 million recorded in the fourth quarter of 2012 as a result of the step acquisition of Feiliu.

Cash Flows and Deferred Revenue

Net cash flow generated from operations for the first quarter of 2013 was $4.4 million, compared with $6.8 million in the same quarter a year ago and $3.9 million in the previous quarter. Cash and cash equivalents and term deposits together amounted to $121.9 million as of March 31, 2013. Deferred revenue was $14.4 million at the end of first quarter of 2013, up 18.0% from $12.2 million at the end of the fourth quarter of 2012.

Other Business Updates and Significant Events

NQ Mobile™ Expands Point-of-Purchase Sales through 114 Cricket and Metro PCS Wireless Dealer Stores in U.S.

On April 22, 2013, NQ Mobile announced that it has again grown its U.S. retail partnerships, bringing the company’s award-winning apps to customers in more than 100 Cricket and Metro PCS authorized dealer stores, including Gratis Cellular (50 Cricket retail locations), Exclusive Wireless (40 Cricket retail locations) and I-Communications (24 Metro PCS locations). NQ Mobile’s successful retail dealer program now includes nearly 2,000 mobile retailers in the U.S. These dealers provide in-store marketing and point-of-sale promotion for NQ Mobile’s top-selling mobile security, privacy and family protection solutions.

Axiom Telecom and NQ Mobile Strike Exclusive Deal To Make Android Smartphones Safer

On April 11, 2013, NQ Mobile announced an exclusive alliance with Axiom Telecom to safeguard Axiom’s Android smartphone customers. Axiom Telecom was established in 1997 by Faisal Al Bannai and is today the leading multi-brand, multi-channel distributor and retailer of mobile telecommunications devices, accessories and telecom services in the Middle East. Beginning mid-April, 2013, Axiom Android customers in UAE and Saudi Arabia will enjoy unprecedented device protection via the preloaded NQ Mobile Security™, which is the most popular solution of its kind in the world.

Russell Cellular to Offer NQ Mobile™ Privacy, Security and Family Protection Solutions at over 170 Verizon Premium Wireless Retail Locations Across the Midwestern, Western and Southern US

On April 4, 2013, NQ Mobile announced that Russell Cellular, a Verizon Premium Wireless Retailer, will offer NQ Mobile Security, NQ Mobile Vault for Android and NQ Family Guardian at over 170 retail locations across the Midwestern, Western and Southern U.S. beginning in June 2013.

Acquisition of Beijing Fanyue Information Technology Co., Ltd.

On March 21, 2013, NQ Mobile completed the acquisition of 51% equity interest in Beijing Fanyue Information Technology Co., Ltd. (“Beijing Fanyue), a mobile internet advertisement integration and marketing solution provider, with a payment of approximately US$89,000 in cash and 2,828,511 NQ Mobile common shares (equivalent to approximately 565,700 ADSs). Beijing Fanyue’s financial statements were consolidated in the Company’s financial statements starting from March 31, 2013 as the 10-day impact was considered immaterial. As the valuation of this business acquired is still in progress, the Company has estimated the tangible and intangible assets acquired, liabilities assumed as well as the non-controlling interest and goodwill in its unaudited interim condensed consolidated balance sheets as of March 31, 2013.

Business Outlook

The Company expects net revenues to be in the range of $38.5 million and $38.8 million for the second quarter of 2013 and raises the full year 2013 net revenue guidance from the previously issued range of $178 million to $183 million to a range of $179 million to $184 million.

The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:00AM U.S. Eastern Time on Thursday, May 16, 2013, (8:00PM Beijing/Hong Kong Time on Thursday, May 16, 2013).

The dial-in details for the conference call are:

U.S. Toll Free: 1 866 519 4004

International: +1 718 354 1231

Hong Kong: +852 2475 0994

United Kingdom: +44 2030598139

China Mainland: 400 620 8038 or 800 819 0121

Conference ID: 58031576

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on May 16 through June 16, 2013. The dial-in details for the replay are:

U.S. Toll Free: 1 855 452 5696

International: +1 646 254 3697

Conference ID: 58031576

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of March 31, 2013, NQ Mobile maintains a large, global user base of 327 million registered user accounts and 111 million monthly active user accounts through its consumer mobile security business, 77 million registered user accounts and 14 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from NQ Mobile’s unaudited financial information prepared in accordance with GAAP, except financial information on balance sheet as of December 31, 2012 which is extracted from the audited figures included in 2012 Form 20-F.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: : +852 3975 2853

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	March 31, 2013	December 31, 2012
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	20,093	18,862
Term deposits	101,772	101,503
Short-term investments	—	7,573
Accounts receivable, net of allowance of US$1,310 and US$1,095 as of March 31, 2013 and December 31, 2012 respectively	62,443	54,475
Inventory	812	429
Prepaid expenses and other current assets	16,771	17,014

Total current assets	201,891	199,856

Equity investment in associates	24,365	13,978
Property and equipment, net	2,433	2,434
Goodwill and intangible assets, net	33,186	31,171
Other non-current assets	2,480	279

Total Assets	264,355	247,718

LIABILITIES
Current liabilities:
Receipt in advance	322	322
Accounts payable	6,022	7,399
Deferred revenue	14,439	12,234
Accrued expenses and other current liabilities	15,676	11,798
Tax payable and provision	908	533

Total current liabilities	37,367	32,286

Noncurrent liabilities:
Deferred tax liabilities, non-current	1,910	1,910
Other non-current liabilities	93	173

Total Liabilities	39,370	34,369

SHAREHOLDERS’ EQUITY
Common shares	24	24
Additional paid-in capital	216,944	208,426
Statutory reserve	2,938	2,938
Treasury stock	(3,220)	(1,346)
Accumulated deficit	(2,391)	(5,251)
Accumulated other comprehensive income	3,548	3,231

Total NQ Mobile Inc.’s shareholders’ equity	217,843	208,022

Non-controlling interest	7,142	5,327

Total shareholders’ equity	224,985	213,349

Total Liabilities and Shareholders’ Equity	264,355	247,718

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
	US$	US$	US$

Net revenues
Service Revenues
Consumer mobile security	20,930	19,630	13,885
Enterprise mobility	2,002	1,679	—
Mobile games and advertising	2,908	664	—
Other services	3,288	3,064	2,091
Product Revenues
Enterprise mobility	4,110	4,992	—

Total net revenues	33,238	30,029	15,976

Cost of revenues*
Cost of services	(6,654)	(4,895)	(3,421)
Cost of products sold	(3,809)	(4,776)	—

Total cost of revenues	(10,463)	(9,671)	(3,421)

Gross profit	22,775	20,358	12,555

Operating expenses:
Selling and marketing expenses*	(5,057)	(4,789)	(3,192)
General and administrative expenses*	(11,812)	(11,775)	(6,539)
Research and development expenses*	(3,570)	(3,395)	(1,485)

Total operating expenses	(20,439)	(19,959)	(11,216)

Income from operations	2,336	399	1,339

Interest income	838	897	682
Realized gain on available-for-sale investments	5	—	—
Foreign exchange gain/(loss), net	108	669	(63)
Other income, net	194	3,029	115

Income before income taxes	3,481	4,994	2,073

Income tax (expense)/ benefit	(323)	72	(65)
Share of profit from an associate	—	140	123

Net income	3,158	5,206	2,131

Net income attributable to the non-controlling interest	(298)	(337)	—

Net income attributable to NQ Mobile Inc.	2,860	4,869	2,131

Net income	3,158	5,206	2,131

Other comprehensive income: Foreign currency translation adjustments	317	725	108

Comprehensive income	3,475	5,931	2,239
Comprehensive income attributable to the non-controlling interest	(298)	(337)	—

Comprehensive income attributable to NQ Mobile Inc.	3,177	5,594	2,239

Net earnings per Class A and Class B common share, basic	0.0114	0.0201	0.0092
Net earnings per Class A and Class B common share, diluted	0.0101	0.0182	0.0088
Net earnings per ADS, basic	0.0570	0.1005	0.0460
Net earnings per ADS, diluted	0.0505	0.0910	0.0440
Weighted average number of common shares outstanding:
Basic	251,661,693	242,426,466	230,516,523
Diluted	281,994,344	267,613,335	242,951,657
Weighted average number of ADS outstanding:
Basic	50,332,339	48,485,293	46,103,305
Diluted	56,398,869	53,522,667	48,590,331
*Share-based compensation expense included in:
Cost of revenues	109	53	52
Selling and marketing expenses	892	611	427
General and administrative expenses	5,979	6,231	3,574
Research and development expenses	636	561	203

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(In thousands)

	Three months ended
	March 31, 2013	March 31, 2012
	US$	US$

Cash flows from operating activities:
Net income	3,158	2,131
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,229	176
Allowance/(Reversal of) for doubtful accounts	215	(67)
Share-based compensation	7,616	4,256
Foreign exchange (gain)/loss, net	(108)	63
Share of profit from an associate	—	(123)
Realized gain on available-for-sale investments	(5)	—
Other income from ADR depository arrangement	(80)	(80)
Changes in operating assets and liabilities:
Accounts receivable	(7,821)	(3,692)
Inventory	(383)	—
Prepaid expenses and other current assets	811	(76)
Other non-current assets	(2,165)	—
Accounts payable	(1,377)	632
Deferred revenue	2,205	1,227
Receipt in advance	—	322
Accrued expenses and other current liabilities	756	1,581
Other non-current liabilities	—	414
Tax payable and provision	375	15

Net cash provided by operating activities	4,426	6,779

Cash flows from investing activities:
Placement of term deposits	(18,504)	(13,566)
Maturities of term deposits	18,504	—
Proceeds from disposals of available-for-sale investments	7,578	—
Disbursements from the lending of the housing loans to employees	(80)	(80)
Proceeds from the repayment of the housing loans to employees	38	1
Cash paid for equity investment	(10,369)	—
Bridge loans in connection with completed and ongoing investments	(399)	(3,748)
Cash acquired from the business acquisition	493	—
Purchase of property and equipment and intangible assets	(256)	(272)

Net cash used in investing activities	(2,995)	(17,665)

Cash flows from financing activities:
Cash distributed to non-controlling shareholder upon disposal	—	(67)
Proceeds from exercising of share options	1,618	285
Repurchase common stock	(1,874)	—

Net cash (used in)/provided by financing activities	(256)	218

Effect of exchange rate changes on cash and cash equivalents	56	46
Net increase/(decrease) in cash and cash equivalents	1,231	(10,622)
Cash and cash equivalents at the beginning of the period	18,862	69,510

Cash and cash equivalents at the end of the period	20,093	58,888

NQ MOBILE INC.

SUPPLEMENTARY NOTES – UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

(In thousands)

	Three months ended March 31, 2013
	NQ Mobile Inc. Group excluding NationSky	NationSky	Consolidated
	US$	US$	US$

Net Revenues
Service Revenue
Consumer mobile security	20,930	—	20,930
Enterprise mobility	—	2,002	2,002
Mobile games and advertising	2,908	—	2,908
Other services	3,288	—	3,288
Product Revenue
Enterprise mobility	—	4,110	4,110

Total net revenues	27,126	6,112	33,238

Cost of revenues
Cost of services	(6,423)	(231)	(6,654)
Cost of products sold	—	(3,809)	(3,809)

Total cost of revenues	(6,423)	(4,040)	(10,463)

Gross profit	20,703	2,072	22,775

Operating expenses:
Selling and marketing expenses	(4,648)	(409)	(5,057)
General and administrative expenses	(11,433)	(379)	(11,812)
Research and development expenses	(3,190)	(380)	(3,570)

Total operating expenses	(19,271)	(1,168)	(20,439)

Income from operations	1,432	904	2,336

Interest income	833	5	838
Realized gain on available-for-sale investments	5	—	5
Foreign exchange gain, net	108	—	108
Other income, net	194	—	194

Income before income taxes	2,572	909	3,481

Income tax expense	(77)	(246)	(323)
Share of profit from an associate	—	—	—

Net income	2,495	663	3,158

Net income attributable to the non-controlling interest	—	(298)	(298)

Net income attributable to NQ Mobile Inc.	2,495	365	2,860

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
	US$	US$	US$

Selling and marketing expenses under GAAP	(5,057)	(4,789)	(3,192)
Share-based compensation expense*	892	611	427

Non-GAAP selling and marketing expenses	(4,165)	(4,178)	(2,765)

General and administrative expenses under GAAP	(11,812)	(11,775)	(6,539)
Share-based compensation expense*	5,979	6,231	3,574

Non-GAAP general and administrative expenses	(5,833)	(5,544)	(2,965)

Research and development expenses under GAAP	(3,570)	(3,395)	(1,485)
Share-based compensation expense*	636	561	203

Non-GAAP research and development expenses	(2,934)	(2,834)	(1,282)

Income from operations under GAAP	2,336	399	1,339
Share-based compensation expense*	7,616	7,456	4,256

Non-GAAP income from operations	9,952	7,855	5,595

Net income attributable to NQ Mobile Inc. under GAAP	2,860	4,869	2,131
Share-based compensation expense*	7,616	7,456	4,256

Non-GAAP net income attributable to NQ Mobile Inc.	10,476	12,325	6,387

Weighted average number of diluted ADS outstanding:	56,398,869	53,522,667	48,590,331

GAAP fully diluted earnings per ADS	0.0505	0.0910	0.0440

Non-GAAP fully diluted earnings per ADS	0.1857	0.2303	0.1314

*	It represented elimination of share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during the prior and current periods.